Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 14 DATED FEBRUARY 25, 2015

TO THE PROSPECTUS DATED APRIL 29, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2014 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 13 dated January 29, 2015. Terms used and not otherwise defined in this Supplement No. 14 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 14 is to disclose the termination of our public offering.

Termination of Our Public Offering

On October 12, 2012, we commenced a follow-on public offering of up to $1,000,000,000 in shares of our common stock, pursuant to which we offered up to $900,000,000 in shares of our common stock to the public and up to $100,000,000 in shares of our common stock pursuant to our distribution reinvestment plan. Effective February 20, 2015, we terminated the offer and sale of shares of our common stock to the public in our follow-on public offering. As of February 20, 2015, we had accepted investors’ subscriptions for, and issued approximately 11,337,000 shares of our common stock in our follow-on offering, including approximately 244,000 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of approximately $110,930,000. We have raised approximately $121,897,000 in gross offering proceeds in our initial public offering and our follow-on offering, including through shares issued pursuant to our distribution reinvestment plan.

We continue to offer shares of common stock pursuant to our distribution reinvestment plan and intend to continue to do so until as late as October 12, 2015. As of February 20, 2015, approximately 10,282,000 shares of our common stock remained available for sale pursuant to our distribution reinvestment plan.